Exhibit 5.1

August 7, 2012

Zions Bancorporation,

One South Main Street,

Salt Lake City, Utah 84111.

Ladies and Gentlemen:

We are acting as counsel to Zions Bancorporation, a Utah corporation (the “Company”), in connection with the issuance and delivery of the debt securities identified in Annex A to this letter (the “Notes”). The Company filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement, dated June 18, 2012 (the “Prospectus Supplement”), relating to the issuance from time to time of senior unsecured debt securities due fifteen years or less from the date of issuance, including the Notes, of which no more than $500,000,000 may be outstanding at any given time. The Prospectus Supplement supplements the prospectus, dated April 4, 2011, contained in the Company’s Registration Statement on Form S-3 (File No. 333-173299) (the “Registration Statement”).

In connection with the issuance of the Notes, we, as your counsel, have examined such corporate records, certificates and other documents, including the resolutions of the Company’s Board of Directors authorizing the issuance of the Notes (the “Resolutions”) and the indenture, dated as of September 10, 2002, under which the Notes are being issued, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the States of New York and Utah, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Utah law, we have, with your approval, relied upon the opinion, dated the date hereof, of Callister Nebeker & McCullough, a Professional Corporation, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Callister Nebeker & McCullough, a Professional Corporation. We believe you and we are justified in relying on such opinion for such matters.

Also, with your approval, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible and we have assumed, without independent verification, that the indenture under which the Notes are being issued has been duly authorized, executed and delivered by the trustee thereunder, that the Notes conform to the specimen thereof examined by us, that the Trustee’s certificate of authentication of the Notes has been manually signed by one of the Trustee’s authorized officers, that the Notes have been delivered against payment as contemplated in the Registration Statement and that the signatures on all documents examined by us are genuine. Finally, we have further assumed that the authority granted in the Resolutions remains in effect.

We hereby consent to the filing with the SEC of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP

Annex A

Title of Note	Original Principal Amount	Date of Issue
3.50% Senior Medium Term Notes due September 15, 2015	$15,000,000	August 7, 2012